

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 17, 2009

Chris A. Choate
Executive Vice President, Chief Financial Officer and Treasurer
AmeriCredit Corp.
801 Cherry Street, Suite 3900
Fort Worth, Texas 76102
By U.S. Mail and facsimile to (817) 302-7915

Re: AmeriCredit Corp.
Form 10-K for the fiscal year ended June 30, 2008
Form 10-Q for the quarterly period ended September 30, 2008
Form 10-Q for the quarterly period ended December 31, 2008
File No. 001-10667

Dear Mr. Choate:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant